

December 4, 2014

Via E-mail
David Breier
President
Computron, Inc.
1 East Bedell St.
Freeport, NY 11520

Re: Computron, Inc.
Registration Statement on Form S-1
Filed November 7, 2014
File No. 333-199965

Dear Mr. Breier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 1

1.   Please state on your cover page that you are a shell company as defined in Securities Act Rule 405, as you disclose on page 10.

2.   You disclose here and elsewhere in the filing that the proceeds from the sale of shares in the offering will be payable to "Eilers Law Group, PA, Client Trust Account f/b/o Computron, Inc." Please explain to us how you concluded it is consistent with the requirements of Exchange Act Rule 10b-9(a)(2) relating to the return of funds to investors under certain circumstances to hold the offering proceeds in a client trust account for the benefit of Computron (instead of the investors) pending receipt of the minimum offering amount. In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or of Computron.

3.   Please ensure that you provide consistent disclosure throughout the filing as to when subscription funds will be returned to investors if the minimum offering amount is not achieved. In this regard, we note disclosure in the second paragraph on the cover page that if the minimum offering amount is not raised within 180 days of the date of the prospectus, all subscription funds will be returned to investors, but on page 4 and 14 you state that the minimum offering amount must be raised within 360 days or the funds will be returned.

4.   Disclosure in the third paragraph of your cover page and elsewhere states that the offering "may" terminate upon the earliest of the cited occurrences. Please revise here and other similar references in the filing to state that the offering "will" terminate upon the earliest of these occurrences, or advise. Please also ensure that you provide consistent disclosure throughout the filing regarding the maximum duration of the offering; for example, you indicate here that the offering will last no longer than 360 days under any circumstances, but you indicate on pages 4, 13 and 14 that the offering will last no longer than 180 days.

5.   Please qualify your statement that you plan to contact a market maker regarding a potential OTCBB quotation with a statement regarding the lack of assurance that your stock will ever be quoted on a quotation service or that a public market for your stock will develop.

Summary of Prospectus, page 3

6.   Please define the term "SOHO."

7.   Please revise the references here and elsewhere in the filing to "over 20 years experience in the IT industry" to clarify, if accurate, that you are referring to your sole officer and director's personal experience, and not to the experience of the company.

Risk Factors, page 5

General

8.   We note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 shareholders following the completion of the offering. Please consider adding a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of shareholders, as well as the resultant risks in that event.

"Our continued operations…," page 8

9.   You refer in this risk factor to your "continued operations" and to your "products," and in the ensuing risk factor to a potential "loss of revenues." Please revise these and similar references throughout the filing to avoid suggesting that you currently have operations, products or revenues.

"The company will be a shell company…," page 10

10.   Please consider expanding this risk factor to discuss any potential material effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan that may arise from the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter.

Use of Proceeds, page 11

11.   You disclose here that you "anticipate starting generating profits approximately nine months following closing of the offering." You must be able to provide reasonable support for all such claims made in the filing. Please revise or advise. In this regard, we note disclosure on page 6 stating that you intend to incur operating loss in future periods.

Plan of Distribution

Terms of the Offering, page 13

12.   You state on page 14 that your officer and director "will not participate in the offering." Please revise to explain more clearly what is meant by this disclosure, given that Mr. Breier will be offering and selling the company's securities.

Deposit of Offering Proceeds, page 14

13.   You suggest here that investor funds will be held in a trust bank account at Wells Fargo Bank pending achievement of the minimum offering amount, but disclosure on page 16 indicates that the funds will be held in a bank account at Bank of America. Please revise as appropriate.

Management's Discussion and Analysis or Plan of Operation

Going Concern

14.   Please revise this section to discuss specifically how you plan to fund operations for the next twelve months. State clearly whether your currently available and contractually committed capital resources are sufficient to fund planned operations for a period of not less than 12 months from the date of the prospectus. If the currently available and

contractually committed capital resources are not sufficient to fund planned operations for that 12-month period, state the anticipated deficiency in quantitative terms. In this regard, please also remove the risk factor language on pages 7 and 8 stating that "Computron believes that the net proceeds of the Offering will be sufficient to satisfy the launch and operating requirements for the next twelve months," as such mitigating disclosure is not appropriate for risk factors.

Certain Relationships and Related Transactions, page 27

15.   Please revise the reference here to "[y]our escrow agent, Law Offices of Harold P. Gewerter, Esq. Ltd." Disclosure elsewhere indicates that the escrow agent for your offering will be the Eilers Law Group, PA.

Available Information, page 28

16.   You indicate here that you will be required to file proxy statements following effectiveness of the registration statement. It appears, however, that on the effective date, unless you plan to register a class of securities under Section 12 of the Exchange Act, you be subject to the reporting requirements of Section 15(d) of the Exchange Act, in which case you will not be subject to the proxy rules under Section 14 of the Securities Act. Please revise your disclosure accordingly.

Exhibits, page 43

17.   Your exhibit index suggests that each of the exhibits listed is filed with your registration statement, but this is not the case. Please file the subscription and escrow agreements as soon as possible, preferably with your next pre-effective amendment. Please be advised that we have comments on these exhibits once filed.

18.   The exhibit index describes Exhibit 99.3 as a "License and Distribution Agreement," but the document filed as Exhibit 99.3 is a Nevada State Business License for the company. Please revise the description in the exhibit index accordingly, or advise.

Signatures, page 45

19.   Although the signature block for Mr. Breier on behalf of the company appears compliant with the form requirements, the registration statement does not appear to be signed by Mr. Breier in his individual capacities. Please revise to provide the required signature for Mr. Breier in his individual capacities.

<u>Exhibit 5.1</u>

20.   The penultimate paragraph on page 1 of the legality opinion states that the shares being registered will be "validly issued, fully paid and non-assessable under the corporate laws of the state of Florida…." Please revise to ensure that the legal opinion is given under the laws of Nevada, your state of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any questions.


Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director


cc: <u>Via E-Mail</u>
       William Robinson Eilers, Esq.
       Eilers Law Group, PA